Exhibit (a)(1)(ix)

OPTION EXCHANGE

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the option exchange. We urge you to read carefully the following questions and answers, as well as the remainder of the Offer to Exchange, which is also available on the option exchange website. We suggest that you consult with your personal financial and tax advisors before deciding whether to participate in the option exchange.

1.	Why are we making this offer?

An objective of our equity incentive programs has been, and continues to be, to align the interests of equity incentive plan participants with those of our shareholders, and we believe that the option exchange is an important component in our efforts to achieve that goal. We are implementing the option exchange using exchange ratios designed to result in potential grants of replacement stock options with a fair value that will be approximately equal to the fair value of the eligible options that are surrendered in the option exchange.

A significant majority of our employees’ and non-employee directors’ options have exercise prices that exceed, in some cases significantly, the trading prices of our ordinary shares over the past two plus years. We believe these underwater options are no longer effective as incentives to motivate and retain our employees. In the face of a competitive market for exceptional employees, the need for adequate and appropriate incentives and retention tools remains strong. The offer will also allow our non-employee directors to be fairly compensated for their service on our Board of Directors.

As of November 6, 2020, we had an aggregate of 10,324,384 shares subject to outstanding options under our equity plans or available for issuance under the 2018 LTIP, which we collectively refer to as our “overhang,” constituting approximately 25.9% of our outstanding ordinary shares as of November 6, 2020, which was 39,921,413 shares. As of November 6, 2020, eligible options outstanding under our existing equity incentive plans were exercisable for approximately 2,458,410 ordinary shares, or approximately 6.2% of our total ordinary shares outstanding as of November 6, 2020.

Eligible options remain outstanding and contribute to overhang until such time as they expire or are otherwise cancelled. Although eligible options are not likely to be exercised as long as our share price is lower than the applicable exercise price, they will remain an expense on our financial statements with the potential to dilute shareholders’ interests for up to the full term of the options, while delivering relatively little retentive or incentive value, unless they are surrendered or cancelled. If all of these eligible stock options are exchanged and replaced by replacement options, the number of outstanding options under our equity incentive plans would be reduced by approximately 888,468 shares, or approximately 2.2% of our total ordinary shares outstanding as of November 6, 2020. We believe that the replacement options will be more likely to be exercised, which would reduce our overhang. Further, surrendered eligible options will be cancelled and returned to the pool of shares reserved for future grant under the 2018 LTIP.

The option exchange is voluntary and will allow eligible employees and non-employee directors to choose whether to keep their existing options at existing exercise prices and vesting schedules or to exchange those options for replacement options with new exercise prices and vesting schedules. We intend the option exchange to enable eligible employees and non-employee directors to recognize value from their options, but this cannot be guaranteed considering the unpredictability of the stock market.

Subject to certain limitations set forth in Sections 6 and 14 of the Offer to Exchange, we reserve the right before the offer expiration date, to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected for exchange, if at any time on or after the date of commencement of the offer and prior to the offer expiration date certain events have occurred, including any increase or decrease of greater than 33% of the market price of our ordinary shares that occurs during the tender offer as measured from $12.31, which was the closing price of our ordinary shares on the Nasdaq Global Select Market on November 6, 2020.

2.	What are the exchange ratios?

The exchange ratios for each of the Company’s annual option grants from 2014 and 2018 are set forth in the table below. The exchange ratio for each other eligible option you may hold is available on the option exchange website.

Grant Date	Exercise Price	Ratio of Shares Subject to Eligible Options Surrendered to Shares Subject to Replacement Option to be Granted
February 4, 2014	29.81	2.71:1
March 11, 2015	27.81	1.10:1
February 24, 2016	34.61	1.60:1
February 22, 2017	55.00	1.92:1
February 21, 2018	33.10	1.33:1

Note: The per share exercise price of the replacement options for eligible employees will be the per share closing trading price of our common stock on the Nasdaq on the replacement option grant date, which we expect to be December 8, 2020, unless the offer is extended.

3.	Why aren’t the exchange ratios set at one-for-one?

The exchange ratios were calculated to result in an aggregate fair value, for accounting purposes, of the replacement options approximately equal to the aggregate current fair value of the eligible options they replace in order to balance the compensatory goals of the option exchange and the interests of our shareholders, including reducing the total number of our ordinary shares underlying outstanding options, avoiding further dilution to our shareholders and minimizing the accounting expense of the grants of replacement options. If we were to exchange the options on a one-for-one basis, but reduce the exercise price to the lower current fair market value of our common stock, the fair value of the replacement options and the associated accounting expense would be greater than the current fair value of the eligible options. Accordingly, the higher-value replacement options will cover fewer shares than the lower-value eligible options they replace to achieve approximately the same fair value.

4.	When did the option exchange begin?

The option exchange launched on November 9, 2020.

5.	When is the final day to elect to participate in the option exchange?

The option exchange is currently scheduled to end at 9:00 P.M. Pacific Time on December 8, 2020.

6.	What options are eligible for the option exchange?

Options eligible for exchange are those that:

•	were granted prior to April 23, 2018; and

•	have an exercise price equal to or greater than $17.63.

7.	Who is eligible to participate in the option exchange?

You are eligible to participate in the option exchange only if you:

•

are an employee of Prothena or any of our subsidiaries on November 9, 2020, and remain an employee through the Offer expiration date or are a non-employee director of Prothena on November 9, 2020, and remain a non-employee director through the Offer expiration date; and

•	hold at least one eligible option on November 9, 2020.

8.	What if I leave Prothena before the offer expiration date?

If cease employment with Prothena or any of our subsidiaries or if you cease service as a non-employee director of Prothena, whether voluntarily, involuntarily or for any other reason before the Offer expiration date, you will not be able to participate in the option exchange.

9.	If I participate, what will happen to my exchanged options?

Eligible options that you elect to exchange are expected to be cancelled following the expiration of the Offer on December 8, 2020, the offer expiration date, unless the option exchange is extended, in which case such options will be cancelled on the expiration date of the option exchange, as extended.

10.	If I elect to exchange some of my eligible options, do I have to elect to exchange all of my eligible options?

No. You may elect to exchange your eligible options on a grant-by-grant basis (determined based on options having the same grant date and exercise price). If you elect to exchange any portion of a separate eligible option grant in the Offer, you must elect to exchange the entire separate eligible option grant. No partial exchanges of separate option grants will be permitted.

11.	What happens to eligible options that I choose not to exchange?

Eligible options that you choose not to exchange will remain outstanding and will retain their existing terms, exercise prices and vesting schedules.

12.	Will I receive incentive stock options or non-qualified stock options if I participate in the option exchange?

All replacement options will be treated under the U.S. Internal Revenue Code as non-qualified stock options.

13.	How do I participate in the option exchange?

Properly complete and submit your election via the option exchange website by (a) navigating to the Election Form page, (b) indicating which eligible options you wish to exchange by selecting “Exchange” or “Do Not Exchange” in the Election column and “Next” at the bottom of the page, and (c) after reading all of the offering materials, checking the appropriate boxes, typing your electronic signature and selecting “Submit.” By selecting the “Submit” button you are acknowledging and agreeing to the Terms of Election.

14.	How do I find out the details about my existing options?

Information on your eligible options will be provided to you on the option exchange website located at www.myoptionexchange.com.

15.	What will happen if I do not submit my election by the deadline?

If you do not submit your election by the deadline, then you will not participate in the option exchange, and all options currently held by you will remain intact at their original exercise price and subject to their original terms and conditions.

16.	During what period of time can I withdraw or change my previous elections?

You can withdraw or change your previously submitted election to exchange or not exchange eligible options at any time on or before 9:00 P.M. Pacific Time on December 8, 2020. If the option exchange is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the option exchange.

17.	Can I exchange the remaining portion of an eligible option grant that I have already partially exercised?

Yes, any unexercised portion of an eligible option grant can be exchanged.

18.	Can I select which of my eligible options to exchange?

Yes. You may elect to exchange your eligible options on a grant-by-grant basis (determined based on options having the same grant date and exercise price). If you elect to exchange any portion of a separate eligible option grant in the Offer, you must elect to exchange the entire separate eligible option grant. No partial exchanges of separate option grants will be permitted.

19.	Can I exchange both vested and unvested eligible options?

Yes. You can exchange eligible options, whether or not they are vested (and you must exchange all of the unexercised portion of a separate option grant if you choose to exchange such separate option grant). Each replacement option, however, will be completely unvested on the replacement option grant date, regardless of whether the surrendered option was partially vested. See FAQ # 22 for an explanation of the vesting of the replacement options.

20.	What will be my new option exercise price?

The per share exercise price of the replacement options will be the per share closing trading price of our ordinary shares on the Nasdaq on the replacement option grant date, which we currently expect to be December 8, 2020, the Offer expiration date.

IF THE MARKET PRICE OF OUR ORDINARY SHARES INCREASES BEFORE THE OFFER EXPIRATION DATE, THE REPLACEMENT OPTIONS THAT YOU RECEIVE IN EXCHANGE FOR YOUR EXISTING OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR EXISTING OPTIONS. (See Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date”, Section 2 of the Offer to Exchange entitled “Purpose of the Offer” and “Risk Factors.”)

21.	When will the replacement options be granted?

We will grant the replacement options on the date we cancel options elected for exchange, which is scheduled to be on December 8, 2020, but may be extended.

22.	When will the replacement options vest?

Replacement options will be subject to a new initial one-year vesting period from the date of grant – a “cliff” vesting date. Upon the cliff vesting date, the portion of the replacement option corresponding to the portion of the surrendered option that would have been vested as of the cliff vesting date will vest, and any remaining unvested portion of the replacement option will vest on the same monthly schedule that previously applied to the surrendered eligible option (i.e., in substantially equal installments on the remaining original vesting dates), subject to accelerated vesting upon certain terminations if provided for pursuant to the agreement governing the surrendered eligible option. This means that all replacement options will be completely unvested on the replacement option grant date, regardless of whether the surrendered option was wholly or partially vested as of the Offer expiration date.

23.	What will be the terms and conditions of my replacement options?

Other than the exercise price and vesting dates, replacement options will have terms and conditions generally similar to the surrendered eligible options. The terms and conditions of the replacement options will be governed by the terms and conditions of the 2018 LTIP and the option agreements entered into thereunder. You are encouraged to consult the 2018 LTIP for complete information about the terms of the replacement options, which is available at www.myoptionexchange.com.

24.	What if my employment or service with Prothena is terminated after the replacement options are granted?

If your employment with Prothena or one of our subsidiaries (if you are an employee) or service with Prothena (if you are a non-employee director) is terminated for any reason after the replacement option has been granted, you will forfeit any ordinary shares underlying your replacement options that are unvested at the date of your termination and the terms of the 2018 LTIP and option agreement will govern your ability to exercise such options.

25.	After the Offer expiration date, what happens if my options end up underwater again?

This is a one-time offer that we do not expect to offer again in the future. The price of our ordinary shares may not appreciate over the long term, and your replacement options may become underwater after the Offer expiration date. WE CAN PROVIDE NO ASSURANCE AS TO THE PRICE OF OUR ORDINARY SHARES AT ANY TIME IN THE FUTURE.

26.	What are the U.S. Federal tax consequences of my participation in the option exchange?

If you participate in the option exchange and reside and work in the United States, under current U.S. law, you generally will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the replacement options are granted. Each replacement option will be granted as a non-qualified stock option and generally will be subject to tax under U.S. tax law upon exercise and disposition of the underlying shares in the same manner applicable to non-qualified stock options generally. If you are subject to the tax laws of a country other than the United States, even if you are a resident of the United States, you should be aware that there may be other tax consequences that may apply to you. (See Schedule A of the Offer to Exchange entitled “A Guide to Tax & Legal Issues for Non-U.S. Employees” for additional information.)

27.	How should I decide whether or not to participate?

The decision to participate must be each individual’s personal decision and will depend largely on each individual’s assumptions about the future of our business, our stock price, the overall economic environment, and the performance of publicly traded stocks generally. The likely lower exercise price of replacement options may allow you to recognize value from your option sooner. There is an inflection point, however, at higher Prothena share prices where the value of the eligible option you surrendered would have been greater than the value of the replacement option. The reason for this is that your replacement option covers fewer shares than the eligible option you surrendered. The inflection point for each option grant varies depending on the exercise price and the exchange ratio of such eligible option grant. In addition, you should consider the vesting schedule of the replacement options, which will be subject to a new one-year cliff, regardless of whether the surrendered option was partially vested.

28.	Whom can I ask questions regarding the option exchange?

If you have questions regarding the option exchange or have requests for assistance (including requests for additional or paper copies of Offer to Exchange or other documents relating to the Offer), please email OptionExchange@prothena.com. Please note, however, that Prothena makes no recommendation as to whether you should participate in the option exchange. You must make your own decision whether to participate. We encourage you to speak with your financial, legal and/or tax advisors as necessary, before deciding whether to participate in the exchange.